Filed by Fisher Scientific International Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                          Subject Company: Fisher Scientific International Inc.
                                                    Commission File No. 1-10920





                                                                FINAL TRANSCRIPT
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May. 08. 2006 / 10:00AM ET, FSH - Thermo Electron & Fisher Scientific to Combine
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                            Thomson StreetEvents(SM)

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   Conference Call Transcript

   FSH - Thermo Electron & Fisher Scientific to Combine

   Event Date/Time: May. 08. 2006 / 10:00AM ET







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Thomson StreetEvents           www.streetevents.com                  Contact Us
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(C) 2006 Thomson Financial. Republished with permission. No part of this
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without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS
 Ken Apicerno
 Thermo Electron - VP of IR

 Paul Meister
 Fisher Scientific - Vice Chairman

 Marijn Dekkers
 Thermo Electron - President and CEO

 Pete Wilver
 Thermo Electron - CFO

CONFERENCE CALL PARTICIPANTS
 Ross Muken
 Deutsche Bank - Analyst

 Bob Willoughby
 Banc of America - Analyst

 Tony Butler
 Lehman Brothers - Analyst

 Quintin Lai
 Robert W. Baird - Analyst

 Tom Gallucci
 Merrill Lynch - Analyst

 Larry Marsh
 Lehman Brothers - Analyst

 Derek De Bruin
 UBS - Analyst

 John Sullivan
 Leerink Swann - Analyst


PRESENTATION


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Operator

Good morning, everyone, and welcome to today's conference call to discuss the merger of Thermo Electron and Fisher Scientific. After the speakers' opening remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS) This call is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

I would now like to turn the call over to Mr. Ken Apicerno, Vice President of Investor Relations and Treasurer. Please go ahead, sir.

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Ken Apicerno - Thermo Electron - VP of IR

Good morning and thank you for joining us on the call. We have representatives from both Thermo Electron and Fisher Scientific on the call this morning with us. From Thermo Electron we have Marijn Dekkers, President and Chief Executive Officer; Pete Wilver, Vice President and Chief Financial Officer. From Fisher Scientific, we have Paul Meister, Vice Chairman. Please be aware that this call is being webcast live and will be archived on both Thermo Electron's and Fisher Scientific's websites, www.thermo.com and www.fisherscientific.com. To access both the webcast and the press release on the Thermo Electron site, please click on about Thermo, then investors. To access the webcast on Fisher Scientific's site, please click on investor info.

Before we get started I would like to read the safe harbor statement. Forward-looking statements and various remarks that we may make about the new Company's future expectations, plans, and prospects constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995, forward-looking statements which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific including future financial and operating results; the new Company's plans, objectives, expectations and intentions, and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron's and Fisher Scientific's filings with the SEC including their respective quarterly reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the business will not be integrated successfully; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, or supplier; competition and its affect on pricing spending, third-party relationships and revenues; the need to develop new products and to adapt to significant technological change; implementation of strategies for improving internal growth; use and protection intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability; claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement whether as a result of new information, future events or otherwise.

Use of non-GAAP financial measures in addition to the financial measures prepared in accordance with generally accepted accounting principles, GAAP, we refer to certain financial measures not prepared in accordance with GAAP including adjusted EPS and adjusted operating income, which exclude restructuring and other costs and income and amortization of acquisition related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provision, benefits related to the previous items, benefits from tax credit, carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or in certain cases are difficult to forecast accurately for future periods. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance especially when comparing such results to previous periods or forecasts.

With that, I would like to turn the call over to Paul Meister.

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Paul Meister - Fisher Scientific - Vice Chairman

Thanks very much. Good morning. Marijn, Pete, and I are here today to share exciting news about a business combination that we believe will transform the life, laboratory and health science market. I will provide a brief overview and Marijn and Pete will provide further details.

The combination of Thermo Electron and Fisher Scientific will create a Company that has the product breadth, global reach, and operational expertise to drive tremendous value for our customers and our shareholders alike. As you know, Fisher Scientific has played an important role in aiding scientific discovery for more than 100 years by supplying innovative product and service solutions that enable our customers to concentrate on what they do best, scientific research and enhanced human health. And Thermo has established its position as the world's leading analytical instrumentation company and taken dramatic steps to help reshape a fragmented industry. This is a great combination that provides Fisher and Thermo shareholders with tremendous upside.

Focusing on chart 3, the combined experience is unmatched and the opportunity going forward is unprecedented. The combined company will drive industry transformation and lead the way in providing our customers integrated end-to-end technical solutions. We will exploit the many growth opportunities that abound, expanding both our product offering and market reach. We will further enhance our world-class capabilities in sales and marketing and R&D. Finally as you'll hear, this merger provides compelling financial benefits reflected in margin expansion and accelerated earnings growth.

Turning to slide 4, as I mentioned, the deal is about industry transformation. Through this combination we will be able to better meet market needs more completely, more quickly, and more cost effectively. We have both said many times that the life science industry requires solutions to address the complexity brought about by the need to accelerate drug discovery and reduce cost in the face of managing global operations and increasing regulatory complexity. No company will be better positioned to provide these solutions than the combined Thermo Fisher Scientific. Our comprehensive product offering and extensive suite of services provide integrated solutions on a global scale that makes us the world's only end-to-end solution provider. That is what we mean by industry transforming.

Slide 5. Each of our companies is a leader in its marketplace and has exciting growth opportunities on a stand-alone basis. This combination enhances those opportunities. Our market reach will expand as our extensive portfolio of industry-leading products is made available to our global customer base. The combination of instrumentation, software, and services from Thermo and life science consumables and pharma services from Fisher provides unmatched capability to design breakthrough end-to-end integrated solutions. And while the near-term focus will clearly be on the integration, the combined company will also have significant ongoing growth opportunities through acquisition.

Turning to slide 6. The combination brings together two companies, each with a proven track record of success. Both teams have deep experience managing change in large, growing organizations in a complex industry. Both companies have a track record of investing in R&D to innovate and provide customers with solutions. Our sales organizations are a prized asset and a cornerstone of value creation. No other player in the industry can match the strength and global reach of our 7500 sales and marketing professionals worldwide. And finally, both management teams have been and continue to be extremely focused on value creation.

Finally on slide 7, let me summarize the compelling financial benefits of the transaction. At least 20 percent compound annual growth in EPS for the next few years, better than either company on a stand-alone basis; immediate accretion to 2007 EPS by about 18 percent; $200 million of synergies in the next three years; and finally, over $1 billion of combined cash flow. All of that combining to create tremendous upside for all of our shareholders.

Now I will turn it over to my longtime colleague and now partner, Marijn
Dekkers.

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Marijn Dekkers - Thermo Electron - President and CEO

Thank you very much, Paul. Good morning, everybody. Thank you for calling in on this very exciting day for both Thermo Electron and Fisher Scientific. We are really transforming our company, as Paul said, with this combination that has a tremendously strong strategic fit.

I'm going to give some more details on Paul's comments and I am starting on page 8, slide 8. Paul mentioned that as a result of this combination we have truly a complete toolset of customer solutions and are reaching into high-growth markets and geographies around the world. This provides us unparalleled customer access and combined with highly complementary world-class technologies we have the ability now to do something that I've always been very excited about, which is the opportunity to truly enhance integrated laboratory workflow solutions, and I will talk a little bit more about that later.

The other beauty of this combination is that we are uniquely positioned to provide laboratory support services, a need that clearly our customers are asking for. So driving growth at all levels is the key take away with a number of these unparalleled capabilities.

If you look at page 9, with a snapshot of the combined company's capabilities, on the left you see the pie chart breaking out consumable implementation and software and service. If you look at it very simplistically and I highlight very simplistically, you could say that Fisher traditionally has been focused more on consumables and Thermo more on instrumentation. Now in this combination we get a unique balance of consumables instrumentation software and services in this industry.

On the right you see some quick statistics. The combined company has $9 billion in revenues with 350,000 customers around the world in 150 countries. From a capability point of view I will talk about that later. Fisher Scientific is 102 years old and we are celebrating at Thermo our 50th anniversary, so we're talking about a lot of experience in this industry combined with a proven management team with a good track record on both sides. Terrific brands, both Thermo and Fisher, and some of the product brands as well position us very well to be recognized by our customers.

When you go to page 10, if you just take a kind of simple snapshot of the end-user customer base, you can see that we are really serving in this combination attractive high-growth markets. Life science is roughly 45 percent health care and 19 percent and we grouped industrial and environmental together for about one-third of the end-user customer base. On the right you see just a snapshot really, not intended to be complete of the areas where we have attractive growth opportunities. Drug discovery is obvious. Paul already mentioned it. Proteomics research, pharma services, electro-diagnostics, immunochemistry, and also environmental regulatory compliance just as a few examples of areas where we see tremendous growth over the next few years.

Page 11. For those of you who have heard me talk before, this is one of my favorite slides because it describes how work is being done in the laboratory, which is key. That understanding is key to us being able to serve our customers in the most optimum way and I am just super excited by our ability in this combination to do this as it has never been done before. When you look into a laboratory, a sample comes in, it first needs to be prepared, then it will be analyzed in an analytical instrument and then you get all this data and you need to store it, you need to interpret it. And in the process of going through this flow, consumables, reagents are being used. There is a drive to automate these capabilities more and then as an umbrella on top of it, you have the laboratory services need for the customers.

Now in this combination, we can uniquely provide elements of this workflow. I will give an example on it on the next page. Thermo with its strength traditionally on the hardware, instruments, equipment and software side has traditionally been strong in sample prep, sample analysis and data implementation and storage; while Fisher, with its unprecedented capability in reagents and consumables, and also in sample preparation equipment, is just a beautiful fit in basically fulfilling this picture of combined capabilities. As I said on top of that, laboratory services, both companies have spent a lot of effort and focus in the last few years strengthening the laboratory services capabilities. It is clearly something that the customers want us to do and again in the combination, we're beautifully positioned to do that even better than we were able to do it individually.

If you go to the next page and I don't want to bore you with tremendous technological details here, on page 12, you see an example that we have used before about integrated workflow solutions. As an example biomarker research applications where Thermo provides the full set of equipment that is required to go all the way from sample preparation to sample analysis to data implementation and storage in a typical protein biomarker research lab. And you see that in the middle circle, you see some examples of where Fisher's complementary capability in bio reagents and consumables for that same protein research workflow is just a tremendous combination that we can help our customers with to do their research much more effectively and accurately.

Page 13 talks a little bit more about services. I mentioned that this is very key to our customers. They do like to outsource more of the adjacent activities that go beyond actually doing the experiment and the combination of the two companies just has simply a world-class portfolio of being able to offer services on the laboratory side, asset management, regulatory compliance and validation, equipment maintenance and application development services are more typically the Thermo's capabilities. And then Fisher with unparalleled capability in biopharma services with managed R&D services and materials management and for clinical trials. We both have capabilities in biological specimen management and then also Fisher's unparalleled capability in diagnostics product formulation. So the combination of this beautifully positions to really help customers outsource more and more of the things that they used to do themselves.

On page 14, just to take a snapshot in terms of the key geographies, North America 66 percent; Europe 25 percent; Asia rest of the world 9 percent. What excites me in particular about this is that the combination will have a very strong focus on the emerging markets in Asia. If you overlay the capability of Thermo and Fisher in terms of the biggest market from a growth point of view, China, we both have manufacturing capabilities there are and we are expanding our capability both of us in that area. We have a state-of-the-art demo lab that is just a beautiful way to pull customers in and find out about our combined capabilities in China. And we now have together over 800 employees, 800 people on the ground in China selling our products and services every single day.

The other exciting part of China is that -- and this is true for Asia in general -- is that it is possible there to buy parts, components, raw materials relatively inexpensively. The combined company has a very strong focus on sourcing these types of components and materials from low-cost countries. So we will be able to benefit there significantly. Then as I mentioned when I talked about the demo lab, the combination has extensive commercial capabilities all across Asia from a direct sales and services point of view and a key account focus as well.

Then India, not to forget India, which is another very high-growth area, where a lot of the same things apply. Plus, as you know, clinical trials are very, very important in India and Fisher is beautifully positioned there for support in that country. So from a services point of view, also a very exciting picture.

Just some statistics on page 15 about customer access. This is the other exciting part of this combination. If you look on in the triangle about the number of people that we have on the ground interacting with customers every single day - 7,500. Whether it is field service reps, customer service reps, sales generalists, application specialists, these people, 7500, are in front of customers every day and clearly represent the largest salesforce in our industry.

We have given some guidance and I will talk about the synergies beyond the basic synergies that are in the three-year plan. We foresee over time as we are getting better in integrated solutions that there will be revenue upside from that. Also an important trend that is happening is that life sciences research will converge with healthcare. So things that are being done in R&D labs today may become a diagnostic tool in hospitals tomorrow. And it is not -- it is very obvious that this combination of capabilities between R&D and diagnostics is a future trend and we are very well positioned in the combination to address that. Then as I mentioned emerging markets particularly in Asia. Who knows what Asia will look like five to ten years from now, but what I do know today is that we have the best possible position in the industry and we can build from it.

I don't want to bore you with the details on the synergies (page 17), but we basically coming together with the two companies and are very comfortable committing to $200 million of synergies over the next three years. Three-fourths of that 75 percent, $150 million, will come from cost savings and you can see the area and we believe that $50 million of that will come from synergistic revenue opportunities like cross-selling opportunities, the enhanced geographic reach, penetration of new and existing markets and the new solutions developments I was talking about. We have modeled at least $75 million of synergies to be delivered to the bottom line in 2007.

Now I will hand the floor over to Pete Wilver, who is going to give you a brief overview of the key transaction points. Pete?

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Pete Wilver - Thermo Electron - CFO

Starting on page 19, the purchase consideration for this transaction, is 100 percent stock for stock transaction at a ratio of two Thermo shares for each Fisher share. That results in a pro forma ownership of Thermo at 39 percent and Fisher at 61 percent. The Board composition is that Paul Meister will be Chairman of the Board and the total Board will consist of five directors from Thermo and three directors from Fisher. In terms of management, Marijn Dekkers will be the Chief Executive Officer and the headquarters will be located in Waltham, Massachusetts.

The transaction is subject to customary shareholder and regulatory approvals and we expect it to close sometime in the fourth quarter of 2006. In terms of the combined financials, revenue is expected to be in 2007 in the range of $9.2 billion to $9.3 billion. Adjusted operating income including FAS 123(R) stock option expense is expected to be in the range of $1.5 billion to $1.6 billion resulting in an operating margin rate of around 17 percent. And adjusted EPS on Thermo spaces of reporting including FAS 123(R) is expected to be in the range of $2.27 to $2.37 as compared to the current consensus adjusted EPS for Thermo of $1.96. We also expect operating cash flow to be over $1 billion in 2007.

With that, I will hand it back to Marijn to wrap things up.

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Marijn Dekkers - Thermo Electron - President and CEO

I am on page 21. I will just briefly talk about some of the high-level longer-term financial goals. You can see here that we think the combined company over the next years will be able to deliver organic revenue growth in the range of 6 to 8 percent. From an adjusted operating margin point of view, both companies interestingly have very similar operating margins today and have both expressed confidence that we could get these margins up to around 20 percent actually just combining these companies will accelerate that capability I believe. Then in terms of adjusted EPS growth over the longer-term, an 18 to 20 percent growth profile we think is very, very achievable. So if you look at this picture and you say this creates upside here for our shareholders.

So before we open the floor to questions, on page 22, you have heard it all before but just a quick snapshot again of the summary. The new Thermo Fisher
Scientific: we are very excited about it. Why? Because it combines two incredibly complementary industry leaders both of which have strong track records and the financial benefits clearly are very compelling to deliver tremendous shareholder value.

With that, I would like to open the floor for questions.



QUESTION AND ANSWER


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Operator

 (OPERATOR INSTRUCTIONS) Ross Muken, Deutsche Bank.

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Ross Muken - Deutsche Bank - Analyst

Congratulations, everyone. Phenomenal transaction. I wanted to talk a bit about how you think the company will be positioned pro forma for the combination in terms of the competitive landscape. Certainly it gives you very strong footholds in a lot of different spaces. Now what do you think it does to the entire competitive landscape, some of which had not necessarily bought into both of your ideas of providing total workflows and solutions to customers and really being a preferred supplier to both of your respective industries? What do you think this does to the overall competitive landscape and what do you think the competitive response could be to this kind of combination that you guys are going for now?

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Marijn Dekkers - Thermo Electron - President and CEO

Ross, you are right -- this is Marijn Dekkers. Both companies have had a similar approach to the customers, which is listen to them. Listen to what they have to say and it is clear that they are really demanding from the supplier base to do things so that they can save money, they can be more productive. We help them truly do their jobs better. So that's what Fisher and Thermo have been trying to do individually and quite honestly in the combination we can only do it better.

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Paul Meister - Fisher Scientific - Vice Chairman

I would just add, Ross, that I think respective track records speak to the fact that we have been hearing correctly what the customers want.

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Ross Muken - Deutsche Bank - Analyst

Could we talk a bit about the timing of the transaction? What led each of you at this point to think that this was the correct time for the two of you finally to get together? We've been hearing about industry consolidation for quite a long bit. Certainly both companies were performing exceptionally well going into the most recent quarter. Can you talk a bit about the thought process in terms of the timing here and what it means going forward?

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Paul Meister - Fisher Scientific - Vice Chairman

Sure, Ross. This transaction in some senses, there is similarity to the evolution of the Apogent transaction which you know we did a couple of years ago. We have obviously had a long-standing relationship with Thermo and the two companies know each other well. We have had over a fairly long period of time discussions about combinations of what I would characterize on a smaller basis at the business unit level and over time recognize the enormity of the potential of the combination of the two parent companies. As I said to somebody earlier, it takes a long time to bake a great cake and this was the time we managed to bring it all together.

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Marijn Dekkers - Thermo Electron - President and CEO

Ross, this is Marijn. From a Thermo point of view it is obvious we have been successful leveraging the broad capabilities within Thermo more and more with the customers. But as you know we needed to build up the commercial capability to truly leverage the technology capabilities that we have. The combination with Fisher with its really incredible connectivity to customers around the world helps the thermal technology to reach customers so much easier than we could ever do it on our own.

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Ross Muken - Deutsche Bank - Analyst

Lastly, you have touched upon all the strategic and financial merits of the deal which certainly I agree with. In terms of the balance sheet more specifically, this now leaves you significantly underlevered versus both of your previous histories. And given the huge amount of cash flow generation -- over $1 billion here -- you can almost pay down the debt that you have now in a short time frame. Where do you think the pro forma balance sheet needs to be and how would we go about thinking about getting there?

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Pete Wilver - Thermo Electron - CFO

Ross, this is Pete Wilver. For the near-term anyway I think the capital structure is good where it is. After we bring the two companies together I think we will decide where we want to take it from there. Certainly to emphasize your point this company is going to generate north of $1 billion of cash flow every year and certainly the plan would be to invest that wisely for our new combined shareholders.

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Ross Muken - Deutsche Bank - Analyst

Great. Thank you guys again and congratulations.

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Operator

Bob Willoughby, Banc of America.

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Bob Willoughby - Banc of America - Analyst

Maybe just adding onto that question, I know you don't want to mention any changes in the capital structure here near-term, but can you possibly speak to the longer-term philosophy that the Thermo folks bring to the table in terms of capital deployment? I did see a reference to a stepped-up share repurchase program. Has there been an experience in the past with management to pay dividends and buy back stock?

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Pete Wilver - Thermo Electron - CFO

This is Pete again. Certainly we have repurchased shares in the past. We have not issued a dividend in the past and really would not contemplate that in the near-term I would say. But certainly would strongly consider continued share buybacks if that made sense to correct the capital structure or adjust it.

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Bob Willoughby - Banc of America - Analyst

In terms of potential incremental deals between now and closing for both companies, what kinds of restrictions are there?

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Marijn Dekkers - Thermo Electron - President and CEO

This is Marijn Dekkers. There are some restrictions, but both companies have always had their eye on smaller tuck-in acquisitions and -- if they come to fruition before the closing, we will talk about them and do them if they make sense. It does not prohibit any of us to do what is logical.

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Bob Willoughby - Banc of America - Analyst

Okay, thank you.

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Operator

Tony Butler, Lehman Brothers.

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Tony Butler - Lehman Brothers - Analyst

Tony Butler here. Marijin and Paul, three questions if I may. Number one, when you think about brands I know many including myself quite frankly are very sensitive to brand names. What would be the brand name for, say, Fisher pipettes tomorrow once this consolidation occurs? Are they Thermo Fisher pipettes? Moreover what do we call a Sorvall or a Revco freezer?

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Marijn Dekkers - Thermo Electron - President and CEO

This is Marijn. I'll take the question. Thermo Fisher Scientific is the name of the company, not necessarily the name of the brand. We have a very, very strong Fisher brand. We have a very strong Thermo brand, and then the company has product names. We will just like we have done in Thermo and just like Fisher has done nurture these product names because they have very good recognition with the customer. But don't look at this as a huge revolutionary approach to branding in our industry. We will leverage what we have to the optimum of our capabilities.

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Tony Butler - Lehman Brothers - Analyst

Thanks, Marijn, that's helpful. Second question much more directed toward you and Pete in that is with Measurement and Control in my opinion that seems a little more distal from the current strategy or the current organization as it exists today with Fisher. I'm curious how you look at Measurement and Control on a forward-looking basis if you can.

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Marijn Dekkers - Thermo Electron - President and CEO

Well, Measurement and Control we have always considered to be a very good fit with Thermo and therefore I think it is a good fit with Thermo Fisher Scientific. But let me just talk about the rationale again of why M&C is a good fit with Thermo. M&C, Measurement and Control, takes analytical instrument technology outside a lab into the real world. The real world can be an environmental application, a homeland security application or an instrument built into a manufacturing process, but essentially it is the same technology but just gets made more robust, more rugged, a little bit simpler to be used 24/7 in a demanding, continuous application. And we have a unique capability to leverage or very sophisticated laboratory technology outside of the laboratory. That has not gone away. It can be a huge value creator and I am as excited about that today as I was last week before this deal happened.

--------------------------------------------------------------------------------
Tony Butler - Lehman Brothers - Analyst

Thank you. And again, the final question is: while there did appear to be an upcoming analyst meeting on the 24th, is that no longer an event that we should look forward to?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

You should look forward to it because we are going to have it and we will provide you with two weeks more of insight in this combination. So don't scratch it off your calendar please.

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Operator

(OPERATOR INSTRUCTIONS) Quintin Lai, Robert W. Baird.

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Quintin Lai - Robert W. Baird - Analyst

Congratulations on the merger. As I look at your longer-term financial goals and the organic revenue growth of 6 to 8 percent, that's a lot higher than what previously Thermo was looking at. And so now I guess what we should be looking at is the combined company will be a lot of it would be driven from the consumables topline organic growth?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

There's a few elements here. One is that we have been saying 4 percent to 5 percent. The reality at Thermo is that the average of the last four quarters is we did 7 percent organic growth, so we have been accelerating our organic growth driven as we talked about a lot by our new product introductions over the last few years, higher vitality index and some good end markets that are clearly helping us.

Fisher has been hitting organic growth rates on the high end of this range, so we feel comfortable that in this combination if you just do the simple math, the growth rate should be higher than the sum of the two individual pieces. And that is why we are giving the range 6 percent to 8 percent.

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Quintin Lai - Robert W. Baird - Analyst

And as you look at R&D now with combined company with two different philosophies, one analytical instruments, one consumables, do you see keeping the R&D's organizations separates for the short term or will you be looking to consolidate those going forward?

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Marijn Dekkers - Thermo Electron - President and CEO

Our philosophies in terms of R&D are not to keep them separate. Our philosophy is to look at the workflow of the customer, how do they do their work and then put the best possible solution in front of them. That is not always just consumables driven or not always just instruments driven. The fact that we have acted that way perhaps in the past more is the result of that is the capability we have. And you leverage your capabilities as well as you can.

Now in this combination as I mentioned, I think we have a unique opportunity to say how can we improve the alignment between equipment, instruments, software and the consumables in the most optimum way? This is highly technical because you have to truly understand how a customer goes from A to B in the laboratory and all the activities that they place in order for them to get the most precise, accurate, and cost-efficient answers to their problems. So I believe that we will do more R&D on the overlap between hardware and consumables based on a focus on workflows than we have in the past.

--------------------------------------------------------------------------------
Quintin Lai - Robert W. Baird - Analyst

Thank you.

--------------------------------------------------------------------------------
Operator

Tom Gallucci, Merrill Lynch.

--------------------------------------------------------------------------------
Tom Gallucci - Merrill Lynch - Analyst

Paul, just a quick one for you going back to the question on the genesis of the transaction. Is it fair to say that Fisher was not formally up for sale but this is just kind of more something that evolved in talks between the two of your? Or how would you put that?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

That is exactly the way to look at that. We think this is a fabulous combination for all the reasons Marijn and I have outlined and did it for that reason.

--------------------------------------------------------------------------------
Tom Gallucci - Merrill Lynch - Analyst

Okay. Are there any breakup fees that we should be aware of?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

There are breakup fees cutting in both directions; 3 percent of the equity value in each direction, $300 and $200 million.

--------------------------------------------------------------------------------
Tom Gallucci - Merrill Lynch - Analyst

Then a final one. You've kind of tiptoed around it a little bit but this concept of channel conflict. I know in particular Fisher has dealt with at least questions about it in the last few years -- can you talk about some of the areas where there is maybe more overlap or areas where you might need to walk this line a little closer between the two companies? And give your perspective on how that kind of concept fits into this transaction?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

I think the simple way to look at it, Tom, is that while there are a few more areas numerically speaking of potential channel conflict, as you know we have managed it very successfully in the context of the Apogent transaction and would expect to do so here. It is far less challenging than what we went through with Apogent.

--------------------------------------------------------------------------------
Tom Gallucci - Merrill Lynch - Analyst

Thank you.

--------------------------------------------------------------------------------
Operator

Larry Marsh, Lehman Brothers.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Just a couple of things. Could you elaborate on the cost savings you're talking about $150 million in cost savings breaking that out between manufacturing, rationalization, purchasing savings and such? Are you in a opposition to talk about roughly how much you're expecting to get from each?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

This is Marijn Dekkers, Larry. I don't really want to go into the specific breakdown of that $150 million, but if you look on page 17, there is the rationalization of manufacturing operations. That of course is an opportunity that both companies over time have been pursuing anyway. With a larger manufacturing footprint, some of this will be further rationalized. The purchasing power I gave the example of our combined focus on China in terms of sourcing, parts and raw materials. That's a piece of it. The other piece of it simply is the bigger you are usually the better deals you get from your suppliers. And then there is some overlap in administrative activities of course as well when you put two companies of size together. So I think the most important part of this is that both at Thermo and at Fisher we have a track record of delivering on the synergies that we have promised in the past and we have no intention of diverting from that track record.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Would it be fair to say that a majority of that $150 million would come from a natural rationalization of your manufacturing facilities?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

No. If you really ask me to pin it down I'd say one-third, one-third, one-third or so. Certainly not 95/5.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Okay, then $75 million for '07, where is that coming from? Is that coming from this revenue related synergies you're talking about?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

No, I think the revenue related synergies are going to take a little bit more time. That's more towards the back end. So typically what happens is the first year, first thing you do is call your suppliers and say we're now bigger. So we expect some leverage in the beginning to get out of the combined purchasing power. That then dwindles down and then things like rationalizing manufacturing operations and the revenue opportunities come in later after one year or two years.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Okay, so maybe a little bit more than one-third of year one, $75 million cost savings would come from that purchasing power?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

Oh absolutely. In the beginning it is a big piece of that.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Two other things. This is an all stock transaction. Could you discuss rationale for that versus a combination of stock and cash?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

I'll comment on that, Larry. It's very simple. We both believe there is enormous upside in the transaction that both shareholder groups should share in.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Okay. Any discussion on any other managers from Fisher that will remain in place, or is that yet to be determined at this point?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

This is Marijn. When I look at the capability both on the Fisher side and on Thermo's side from a management and leadership point of view, it is wonderful and we are going to put the different organizations together in the most optimal way but I am very excited working with the broader management team to make this company absolutely the best in the industry.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Finally, Paul, maybe if you could elaborate a little bit on your role as Board Chairman. Are you going to be bound by any sort of contract and if so, how long would that be -- would you anticipate any transition in your role at some point?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

Larry, I don't view it as bound by a contract, I view it as having the opportunity to serve. I think this is an unbelievable opportunity and I'll be around contributing to the going forward to the extent I can for as long as people put up with me.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

So again you're not anticipating any transition in your role anytime in the future as best you can tell?

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

Marijn is clearly the CEO. I am the Chairman. I think that implies refining those roles, but I will be available to serve Marijn in assisting in this wonderful combination in any way I can.

--------------------------------------------------------------------------------
Larry Marsh - Lehman Brothers - Analyst

Very good. Thank you.

--------------------------------------------------------------------------------
Operator

Derek De Bruin, UBS.

--------------------------------------------------------------------------------
Derek De Bruin - UBS - Analyst

Going back to the question on R&D spending, Thermo spent between 5.5 percent and 6 percent of sales on R&D. Could you just give us a little bit of flavor in terms of how you see the R&D spending changing?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

Yes, this is very early. You can think of it as a chemist and a physicist who have never worked together. The best work you get is when you put the two in a room and you work on the overlap, the crossroads of these two disciplines. I see it very similar here. We come at it more from a hardware/software point of view. Fisher comes at it more from a chemical/biology, bio-reagents, consumables point of view, and as they interface there will be tremendous opportunities for us to develop workflows that don't exist today.

So I am determined to start spending money in that area because if you don't then you'll never figure out how to do this better. So that is where the opportunity is. Now if you say how much of the total budget is going to be spent on that interface, rather the individual disciplines, I don't know at this point. But we have the people in the company who can figure out and come up with a good idea and then we will fund it.

--------------------------------------------------------------------------------
Derek De Bruin - UBS - Analyst

Okay, fair enough. Do you expect the option expenses to be additive to the $0.38 for next year?

--------------------------------------------------------------------------------
Pete Wilver - Thermo Electron - CFO

Additive to what?

--------------------------------------------------------------------------------
Derek De Bruin - UBS - Analyst

I mean, Thermo had $0.10 in stock option expense, Fisher $0.28. I'm just wondering what the FAS 123 impact to the EPS next year?

--------------------------------------------------------------------------------
Pete Wilver - Thermo Electron - CFO

Yes, when you weight it all out with a new share count it's something in the range of $0.10 to $0.15 for the new company and that is included in the guidance range that I put down on the table.

--------------------------------------------------------------------------------
Derek De Bruin - UBS - Analyst

Okay, great. Do you worry now that you have a $9 billion plus topline about maintaining the growth momentum? I know both organic growth rates of each company have been accelerating over the last few quarters, but you have now created this huge entity now and how easy is it to keep that momentum going?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

Again, Derek, its Marijn. The emphasis here is on complementary capabilities. Yes, we have both tremendous momentum in our topline growth, but I believe the combination will accelerate the organic growth and that is what I just talked about. One, in terms of the complementary technologies going back to your earlier question; but secondly, also very important, is the customer reach capability that we have as a combined company which is truly unparalleled in the industry.

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

Derek, I would like to echo what Marijn said. This is all about accelerating growth.

--------------------------------------------------------------------------------
Operator

John Sullivan, Leerink Swann.

--------------------------------------------------------------------------------
John Sullivan - Leerink Swann - Analyst

To what extent are the biggest life science customers, pharmaceutical companies and the like, actually asking you for some of the things that are likely to be your strongest competitive advantages? To what extent are they asking you for supply chain management solutions and vendor consolidation? And to what extent are they asking you for these integrated solutions that you're going to be able to offer so well across software, instruments and consumables?

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

Well, there's two levels of people who are asking us as customers. There is the scientists and the people who run the purchasing departments. And the scientists are basically asking for help -- help me do my job better, help me find this molecule that I otherwise couldn't find before and by the way I've spent weeks and weeks and weeks tinkering, optimizing these workflows. Please help me with it. So that's really the technical demand on helping them do their jobs better in the lab.

Then people who are actually paying the bills of these companies say wow, what a fragmented supplier base and I am buying all this stuff and maybe I should get smarter in how I do that. Maybe I should consolidate it. Maybe I should try to find out whether or not suppliers can provide my needs more efficiently around the globe. So it is a different discussion at a different level but the important part to realize is that this combination serves both of the sets of customers, the big pharma and big biotech better than we could do individually before.

--------------------------------------------------------------------------------
Paul Meister - Fisher Scientific - Vice Chairman

John, we have both been capitalizing on that basic trend by expanding our footprints over the last few years, we have been playing to expanding capabilities with that audience.

--------------------------------------------------------------------------------
John Sullivan - Leerink Swann - Analyst

Thanks very much.

--------------------------------------------------------------------------------
Marijn Dekkers - Thermo Electron - President and CEO

Just to reiterate how excited we are about the new Thermo Fisher Scientific, a truly unique complementary combination in our industry, we are confident that we can deliver on the numbers we're putting in front of you that the accretion is excellent and we are confident because we both have strong records of having done this before.

So with that, I would like to thank you for being on the call and thank you for your support from Paul and Pete and myself. Thank you very much.

--------------------------------------------------------------------------------
Operator

Thank you, ladies and gentlemen, for participating. This concludes today's conference call to discuss the merger of Thermo Electron and Fisher Scientific. You may now disconnect your lines and have a great day.

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

Forward-Looking Statements
--------------------------

This communication, and other statements that Fisher Scientific or Thermo Electron may make, may contain forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron's and Fisher Scientific's filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customer'' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction
---------------------------------------------

In connection with the proposed merger, Thermo Electron will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will include a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron's website at http://www.thermo.com under the heading "About Thermo" and then under the heading "Investors" or by accessing Fisher Scientific's website at http://www.fisherscientific.com under the tab "Investor Info."

Participants in the Solicitation
--------------------------------

Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron's executive officers and directors in Thermo Electron's definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific's executive officers and directors in their definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from the Thermo Electron or Fisher Scientific using the contact information above.